Exhibit 1.01
Juniper Networks, Inc.
Conflict Minerals Report for the Year Ended December 31, 2022
This Conflict Minerals Report (this “Report”) for Juniper Networks, Inc. (the “Company”, “Juniper”, “our” or “we”) covers the reporting period from January 1, 2022 to December 31, 2022, and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) registrants whose manufactured products contain “conflict minerals” that are necessary to the functionality or production of their products. The term “conflict minerals” is defined in the Rule as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are currently limited to tin, tantalum and tungsten (collectively, “3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (collectively, the “Covered Countries”). The adjoining countries are the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.
Throughout this Report, whenever a reference is made to any document, third-party material or website (including Juniper’s website), such reference is for general information only and does not incorporate information from such document, material or website into this Report, unless expressly incorporated by reference herein.
Overview
Company Overview
Juniper designs, develops and sells products and services for high-performance networks to enable customers to build scalable, reliable, secure and cost-effective networks for their businesses, while achieving agility and improved operating efficiency through automation.
Product and Supply Chain Overview
The Company sells high-performance network products and service offerings across routing, switching, Wi-Fi, network security, and software-defined networking technologies. Our supply chain and operations team manage relationships with our global supply chain, which includes our contract manufacturers, original design manufacturers, certain components suppliers, warehousing, and logistics. Our contract manufacturers and original design manufacturers are responsible for all phases of manufacturing, from prototypes to full production, and assist with activities such as material procurement. Given our downstream position in the supply chain, we do not have any direct purchasing relationships with the smelters or refiners in our supply chain, and we therefore rely on our first-tier suppliers to provide information about the sources of 3TG used in our products.
Industry Alignment Overview
Since 2011, Juniper has supported the development of industry tools and programs that provide a common means to report or collect due diligence information on the source and chain of custody of 3TG through our membership in the Responsible Minerals Initiative ("RMI"). The RMI is a recognized industry coalition focused on addressing and advancing the responsible sourcing of 3TG in the supply chain. Through the RMI and its workgroup, the Due Diligence Practices Team, Juniper has been engaged and continues to work with industry peers to ensure that our reasonable country of origin inquiry (“RCOI”) and due diligence processes are aligned with industry approaches. The primary objective of this alignment is to help ensure that minerals in our products are sourced responsibly.
Through our participation in the RMI, we seek to maximize the efficiency and effectiveness of our efforts to identify 3TG smelters and refiners in our supply chain and to encourage their participation in the RMI’s Responsible Minerals Assurance Process (the “RMAP”). The RMAP is a voluntary initiative in which an independent third-party validates the operations, audit practices, and management systems of smelters and refiners in line with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the supplements thereto (the “Guidance”). As it is a standardized protocol, we, along with other participants in the electronics industry, rely on the RMAP or equivalent industry-wide programs for audits of 3TG smelters and refiners.
Additionally, through the RMI and its Due Diligence Practices Team workgroup, as well as through our own due diligence, Juniper monitors the social, health and safety, and human rights impacts of the industry’s efforts to promote responsible sourcing in the Covered Countries, as well as Conflict-Affected and High-Risk Areas (CAHRAs), and uses that information to inform our compliance program. To avoid negative impact on the livelihoods of those in the mining communities in the Covered Countries or CAHRAs, we do not embargo the sourcing of 3TG from them.

Products Covered by this Report
The Company determined that 3TG was necessary to the functionality or production of products that we manufactured or contracted to be manufactured during the 2022 calendar year. We determined that our routing, switching, Wi-Fi, network security, and software-defined networking hardware products that were manufactured were within the scope of the Rule, based on the criteria that they contain components that may contain 3TG that is necessary to the functionality or production of the products.
For further information concerning our products, see the subheading “Products, Services and Technology” in “Item 1. Business” of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 10, 2023.
Reasonable Country of Origin Inquiry
RCOI Overview and Process
Juniper is required to undertake an RCOI with respect to the necessary 3TG in its in-scope products that is reasonably designed to determine whether any of the necessary 3TG originated in any of the Covered Countries and whether they were not from recycled or scrap resources. Based on our RCOI design, utilizing RMI’s Conflict Minerals Reporting Template (“CMRT”), we surveyed suppliers that provide physical components that become part of our end products or directly manufacture our end products (collectively, “direct material suppliers”). Our direct material suppliers cover all critical technologies that are within our end products and necessary for their functionality or production. For the reporting period covered by this Report, the direct material suppliers surveyed represented approximately 90% of our total direct materials expenditures in 2022.
To determine whether necessary 3TG in our products originated in the Covered Countries, we retained a third-party service provider to assist us with the survey and to provide an analysis of the resulting data. We utilized the most current available CMRT to survey suppliers through our third-party platform.
We requested that all these suppliers complete a CMRT, and we provided educational materials to assist such suppliers on best practices and the completion of the CMRT. We monitor and track all communications via a conflict minerals data management platform. Both Juniper and our third-party service provider continued to contact suppliers that were initially unresponsive in completing a CMRT.
We performed data validation based on completion of questions in the CMRT and through our analysis of internal consistency among responses in the CMRT. Following the data validation process, CMRTs were accepted and classified as valid or invalid. Suppliers that submitted an invalid CMRT, meaning that the CMRT contained contradictory or incomplete information, were contacted and requested to resubmit a valid and complete form. Unresolved contradictory or incomplete information impacts the accuracy and completeness of Juniper’s smelter and refiner list.
Based on data collected through May 25, 2023, approximately 98% of the suppliers we surveyed submitted a CMRT.
RCOI Results
Based on Juniper’s RCOI, we determined that at least 94 suppliers identified use of smelters and refiners that sourced 3TG in whole or in part from within the Covered Countries. In addition to information provided by suppliers, Juniper’s conclusions concerning the origin of 3TG from identified smelters and refiners is based on RCOI information provided by the RMI to its members.
For the 2022 reporting period, Juniper was unable to determine the origin of at least a portion of the necessary 3TG in its in-scope products. Based on the results of our RCOI, we conducted due diligence for 2022. These due diligence efforts are discussed below.
Due Diligence
Design of Due Diligence Program
We designed our due diligence measures to conform to the framework in the Guidance. The Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step. We developed our due diligence process to address each of these five steps.
The following describes activities undertaken by Juniper with respect to each of the due diligence-related steps set forth in the Guidance.
Step 1: Establish Strong Company Management Systems
We have established management systems that conform to Step 1 of the Guidance and that include the following elements:
Conflict Minerals Policy: Juniper has published and communicated to our suppliers a company policy stating our commitment to responsible sourcing of 3TG and our ongoing effort with suppliers to achieve a conflict-free supply chain. This policy can be viewed on our website at https://www.juniper.net/us/en/company/citizenship-sustainability/supply-

chain. The policy is periodically reviewed by our internal conflict minerals operations team and has been approved by Juniper’s conflict minerals executive champions, who are currently the Corporate Vice President of Supply Chain Operations and the Senior Vice President, General Counsel. It is also integrated into our Juniper Business Partner Code of Conduct (https://www.juniper.net/assets/us/en/local/pdf/additional-resources/business-partner-code-of-conduct.pdf), which requires suppliers to exercise due diligence on the source of 3TG and make this information available to Juniper upon request.
Governance structure: Juniper has established a conflict minerals governance structure that includes executive management and Board oversight for the program. A conflict minerals operations team comprised of individuals from Supply Chain Operations and Legal supports the program during all stages. We also inform our Engineering and Design Teams regarding conflict mineral requirements and integrate our due diligence requirements for products supplied to Juniper to drive the sourcing of conflict free components. The conflict minerals operations team attempts to collect accurate and complete CMRTs from suppliers, delivers Juniper's company-level CMRT to customers, and meets when there are significant changes to the development, implementation, or maintenance of Juniper’s conflict minerals program. A team responsible for SEC filings, comprised of individuals from Legal and Finance, draft and review the Form SD filing and Conflict Minerals Report, for final review and signature by the General Counsel. The Audit Committee of the Board of Directors receives the Conflict Minerals Report findings for review.
Juniper uses a third party to assist us with collecting and evaluating supply chain information regarding 3TG, labeling high risk smelters, and identifying potential sourcing risks, and in the development and implementation of additional due diligence steps with suppliers in regard to conflict minerals.
Juniper also is engaged in multi-stakeholder initiatives to address responsible sourcing of 3TG. Through its membership in the RMI, Juniper engages with public policy issues relating to the responsible sourcing of 3TG and works to advance initiatives to reduce the use of raw materials that may support conflict or human rights violations.
Control systems and transparency: Juniper expects all of our suppliers to exercise due diligence on the source and chain of custody of any 3TG used in the production of the in-scope products, materials, or components sold to Juniper. These expectations are communicated to our suppliers through the supplier onboarding process and business reviews. Juniper seeks to strengthen our relationship with our suppliers by providing educational materials and through our Business Partner Code of Conduct. If suppliers do not abide by Juniper’s policies or meet Juniper’s performance expectations, we escalate the matter in the supplier business review process and take the non-compliance into account in supplier performance scorecards. Supplier non-compliance and poor performance on scorecards may result in a determination to suspend the supplier, disengage from the supplier, or take other corrective actions with respect to the supplier.
Supplier engagement: We request that suppliers complete a CMRT for the in-scope products that are supplied to us. Our in-scope suppliers are reviewed yearly against our approved vendor list and current orders to ensure we have a comprehensive list of in-scope products and suppliers. Juniper has adopted engagement procedures that include steps for supplier engagement and escalation such as in-person meetings, business reviews, outreach conducted by commodity managers, sharing of best practices and educational resources, and identification of corrective actions. When entering into or renewing supplier master purchase agreements, we include our Business Partner Code of Conduct and require our suppliers to comply with this Code of Conduct, including compliance with our conflict minerals due diligence. We provide all in-scope suppliers access to conflict minerals educational resources through a third-party learning management system. Additional guidance is provided to certain suppliers who report smelters or refiners of potential concern.
Grievance mechanisms: All stakeholders, at any place in Juniper’s supply chain, are requested to immediately alert Juniper to any events of a questionable, fraudulent, or illegal nature that are, or may be, in violation of Juniper’s Worldwide Code of Business Conduct or Juniper’s Business Partner Code of Conduct, including any events relating to the source of 3TG in products supplied by our suppliers. Information may be submitted through email to integrity@juniper.net, by phone to the toll-free Juniper Integrity Hotline at +1-855-410-5445, or directly to Juniper’s Chief Compliance Officer. Information can be submitted anonymously and will be kept confidential as practicable and allowed by law.
Records maintenance: Juniper has implemented an electronic document retention policy to retain 3TG-related documents for a period of five years, including supplier responses to CMRTs.
Step 2: Identify and Assess Risk in the Supply Chain
We identify and assess risk in our supply chain in conformance with Step 2 of the Guidance. Our compliance steps include surveying our supply chain using the CMRT, aggregating and analyzing the responses, and following up with suppliers for clarification or with requests for further information when their responses trigger specified quality control flags. For purposes of this report, we assess risk of sourcing in Covered Countries that could support armed groups or conflict, but more broadly we assess risk associated with CAHRAs. As referenced in the Product and Supply Chain Overview Section, we are a downstream company and reliant on suppliers for 3TG source information, therefore our risk identification and assessment measures largely relate to actions of our first-tier suppliers. We also utilize the RMI Due Diligence Practices Team and our third-party service provider to perform direct outreach to those smelters that do not participate in industry recognized audits/assessments and engage with other RMI members to assess smelter risk. The primary guidance we use to understand the risks we should identify and assess is the European Commission Recommendation ((EU) 2018/1149) “on non-binding guidelines for the identification of conflict-affected and high-risk areas and other supply chain risks.”

In this Report we use “Conformant” to denote that the smelter or refiner participates in the RMAP and has been listed as Conformant by the RMI, within the meaning of the RMI standards, which includes those smelters and refiners described as “re-audit in progress.” We use “Active” to denote that the smelter or refiner is a participant in the RMAP and has committed to undergo an RMAP assessment, has completed the relevant documents, and has scheduled the on-site assessment. High-risk smelters are determined by factoring geographic risk (minerals originate or transit through Covered Countries or CAHRAs), audit status (such as RMAP), assessments of smelters done by credible third parties, and links smelters have to concerned parties. Smelter and refiner status reflected in this Report is based solely on information made publicly available by the RMI as of May 25, 2023, without independent verification by Juniper.
The proximate risks we identified with respect to the 2022 reporting period include:

•Sourcing from 113 smelters that are not RMAP Conformant or Active, or are otherwise high-risk, and whose practices are less transparent;
•Approximately 2% of the suppliers surveyed did not respond, meaning that there is uncertainty around their sourcing practices;
•There were 2 suppliers reporting incomplete smelter or refiner information indicating possible inaccurate source information;
•At least 103 suppliers indicated sourcing from Covered Countries, or were uncertain about sourcing from Covered Countries, and 29 of them reported sourcing from high-risk smelters, increasing the risk of minerals that support conflict entering our supply chain;
•Approximately 58% of suppliers indicated not receiving information from their entire supply base creating risk our smelter list is not comprehensive; and
•Due to unresponsiveness or not exhibiting policies or practices, approximately 3% of suppliers have weak conflict mineral programs, meaning there is more uncertainty regarding the quality of the data provided by direct suppliers.

It should be noted that approximately 62% of suppliers provided data at a company level as opposed to product level or user-defined level, and as a result, some smelters and refiners reported by those suppliers that provided company-level CMRTs may not be within our supply chain.
We compared the smelters and refiners listed in the CMRTs received to the status list maintained by the RMI.
We use suppliers’ CMRT responses to evaluate risk associated with program strength. We use the following criteria to evaluate the strength of a program: (1) whether the supplier has a conflict minerals sourcing policy; (2) whether the supplier has implemented 3TG due diligence measures; (3) whether the supplier reviews due diligence information received from its own suppliers against the expectations set forth in its policy; and (4) whether the supplier has a corrective action process.
Step 3: Design and Implement a Strategy to Respond to Identified Risks
The results of our due diligence are shared with the executive champions (currently our Corporate Vice President of Supply Chain Operations and Senior Vice President, General Counsel), as well as with the Audit Committee of our Board of Directors, which, among other responsibilities, is charged with oversight of risk management and financial reporting and compliance.
We address any risks identified through the process described in Step 2 on a case-by-case basis. Regarding suppliers who do not respond to third-party outreach, Juniper’s conflict minerals and supply chain operations teams contact these suppliers directly and request that such suppliers submit a CMRT. Other actions contemplated by our corrective action framework include, depending upon the particular circumstances, requesting a product-level CMRT and that the supplier take corrective action to ensure that any high-risk smelters or refiners are not in Juniper’s supply chain. We may also provide a supplier with additional guidance and education regarding the Rule, the Guidance, and/or our compliance expectations.
Through our participation in the RMI, we address smelter- and refiner-related risks and seek to exercise leverage over smelters and refiners to encourage smelters and refiners to become Conformant. We provide the RMI with Juniper’s lists of smelters and refiners that are not Conformant or Active and those entities disclosed by suppliers that are not listed as known smelters or refiners by the RMI in order to assist the RMI with prioritizing (1) outreach to those known smelters and refiners that are not participating in the RMAP and (2) research regarding those commonly reported entities that are not identified as a smelter or a refiner. We also work through our third-party service provider to directly alert smelters that they must participate in industry-recognized audits/assessments.
Step 4: Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that we are a downstream company, many steps removed from the mining or processing of 3TG, and that we do not purchase raw ore or refined 3TG, Juniper relies on independent third-party audits of smelters and refiners. Juniper supports such independent third-party audits, including those conducted by the RMAP, through our financial support for the RMI.
Juniper also actively supports the goal of increasing smelter and refiner participation in the RMAP through our participation in the RMI and direct outreach through our third-party service provider. This assists the RMI with prioritizing outreach to known smelters and refiners to encourage them to participate in the RMAP.

Step 5: Report on Supply Chain Due Diligence
This Report and the associated Form SD are filed annually with the SEC and are made publicly available on our website at https://www.juniper.net/us/en/company/corporate-responsibility/supply-chain.html.
Continuous Efforts to Mitigate Risk

As part of our ongoing efforts, in addition to the actions described above, we intend to take the following steps to support our due diligence process for future reporting periods:
•Request that suppliers complete CMRTs on a product-specific basis, to enable us to determine which smelters and refiners actually process 3TG contained in our products.
•Take measures to increase our response rate and the response rate of our contract manufacturers to move toward receiving 100% of all CMRTs requested.
•Require suppliers to remove all high-risk smelters within two reporting cycles otherwise face removal as an approved vendor.
•Encourage key direct material suppliers who receive a scorecard from us to source only from Conformant smelters and refiners by awarding higher supplier Compliance, Risk and Sustainability scores to those suppliers that utilize only Conformant smelters and refiners.
•Request that suppliers notify smelters or refiners that are not listed as Conformant by the RMI to obtain an independent third-party audit or be removed as a source.
•Notify suppliers at least twice per year of high-risk smelters that we expect to be removed from their sourcing.
Due Diligence Results
Survey Results
For the 2022 reporting year, Juniper received CMRTs from approximately 98% of the suppliers we surveyed.
Smelters and Refiners Potentially in Juniper’s Supply Chain
Based on our RCOI and due diligence, we identified 341 known smelters and refiners of 3TG that may be in our supply chain in 2022. Our tabulation does not include smelters that, as of May 25, 2023, were not listed on the RMI’s list of known smelters and refiners.
A summary of the known smelters and refiners for the 3TG that may be in our supply chain and their RMAP conformance status is provided here:
•Of the known gold refiners in our supply chain, 57% (100) are Conformant or Active. Of the supplier CMRTs received, 28% indicated sourcing of gold.
•Of the known tantalum smelters in our supply chain 94% (32) are Conformant. Of the supplier CMRTs received, 20% indicated sourcing of tantalum.
•Of the known tin smelters in our supply chain 76% (63) are Conformant or Active. Of the supplier CMRTs received, 32% indicated sourcing of tin.
•Of the known tungsten smelters that may be in our supply chain 67% (33) are Conformant or Active. Of the supplier CMRTs received, 20% indicated sourcing of tungsten.
As of the date of this Report and for the reporting period covered by this Report, we have not identified a supplier, smelter or refiner that we have reason to believe is sourcing 3TG contained in our in-scope products that is directly or indirectly financing or benefiting armed groups in Covered Countries. We took steps to remove high-risk smelters for reporting year 2022 by alerting all suppliers twice during the year of the high-risk smelters and requesting suppliers to remove these smelters by the end of 2022. However, given that we have received insufficient information with respect to certain smelters and refiners that may have processed 3TG in our products, we have not determined that any of our products are “DRC conflict-free.”

Country of Origin Information and Efforts to Determine Mine Location
Based on information provided by suppliers and the RMI, the identified countries of origin of the 3TG processed by the smelters and refiners listed in Juniper's supply chain could include the countries listed below. The listed countries of origin are derived from information made available by the RMI to its members on March 31, 2023.

Andorra	Guinea	Poland
Angola	Guyana	Portugal
Antigua and Barbuda	Honduras	Puerto Rico
Argentina	Hong Kong	Romania
Australia	Hungary	Russian Federation
Austria	India	Rwanda
Bahamas	Indonesia	Saint Kitts and Nevis
Bahrain	Ireland	Saudi Arabia
Bangladesh	Israel	Senegal
Barbados	Italy	Serbia
Belarus	Japan	Sierra Leone
Belgium	Jordan	Singapore
Benin	Kazakhstan	Saint Maarten
Bolivia	Kenya	Slovakia
Brazil	Kuwait	Slovenia
Bulgaria	Kyrgyzstan	South Africa
Burundi	Laos	South Korea
Canada	Latvia	Spain
Cayman Islands	Lebanon	St Vincent and Grenadines
Chile	Liberia	Sudan
China	Lithuania	Swaziland
Chinese Taipei	Luxembourg	Sweden
Colombia	Macedonia	Switzerland
Congo, Democratic Republic of the	Malaysia	Tanzania
Costa Rica	Malta	Thailand
Croatia	Mauritania	Togo
Curacao	Mexico	Trinidad and Tobago
Czech Republic	Morocco	Tunisia
Denmark	Mozambique	Turkey
Dominican Republic	Myanmar	Turks and Caicos
Ecuador	Namibia	Ukraine
Egypt	Netherlands	United Arab Emirates
El Salvador	New Zealand	United Kingdom
Eritrea	Nicaragua	United States of America
Estonia	Niger	Uruguay
Ethiopia	Nigeria	Uzbekistan
Finland	Norway	Venezuela
France	Oman	Vietnam
Germany	Pakistan	Yemen
Ghana	Panama	Zambia
Greece	Papua New Guinea	Zimbabwe
Grenada	Peru
Guatemala	Philippines

Approximately 68% of the smelters and refiners in our supply chain sourced in-part from recycled or scrap sources. Of those, 9 smelters or refiners listed only sourcing from recycled or scrap sources. Each of the 3TG minerals were used in recycling or scrap sourcing.
Juniper endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by conducting a supply-chain survey with suppliers using the CMRT and through the information made available by the RMI to its members, as well as by implementing the other measures described in this Report.
Forward-Looking Statements
This Report, including the section entitled “Continuous Efforts to Mitigate Risk,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our business, products and 3TG compliance efforts, including steps we intend to take to mitigate the risk that the 3TG in our products benefits armed groups, and the industry’s 3TG-related compliance efforts. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “would,” “could,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. While forward-looking statements in this Report are based on reasonable expectations of our management at the time that they are made, you should not rely on them. Forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, the risk that information reported to us by our direct suppliers or industry information used by us may be inaccurate; the risk that smelters or refiners may not participate in the RMAP; political and regulatory developments, whether in the Covered Countries, the United States or elsewhere; the risk that industry organizations and initiatives, such as the RMI and the RMAP, may not be an effective source of external support in our conflict minerals compliance process; as well as risks discussed under the heading “Risk Factors” in our most recent Annual Report on 10-K or subsequent Quarterly Report on Form 10-Q and in other reports we file with the SEC. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.